April 18, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
Washington, D.C. 20549
Attention: Jenna Hough and Cara Wirth

Re:	Pinstripes Holdings, Inc.
Registration Statement on Form S-1
Filed January 23, 2024, as amended
File No. 333-276660
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Pinstripes Holdings, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m. Eastern Time on April 19, 2024, or as soon as practicable thereafter.
Once the Registration Statement has been declared effective, please contact our counsel, Elizabeth McNichol of Katten Muchin Rosenman LLP, at (214) 765-3661 to orally confirm that event or if you have any questions or require additional information regarding this matter.

Sincerely,
/s/ Anthony Querciagrossa
	Name:	Anthony Querciagrossa
	Title:	Chief Financial Officer

cc:	Dale Schwartz, Chief Executive Officer
Mark D Wood, Katten Muchin Rosenman LLP
Elizabeth C. McNichol, Katten Muchin Rosenman LLP